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                                                                   EXHIBIT 99.1

                CASCADES ACQUIRES SCIERIE P.H. LEMAY LTD SAWMILL

KINGSEY FALLS, JANUARY 7, 2004 - Cascades Inc. (CAS-TSX) has announced its acquisition of all shares in the Scierie P.H. Lemay Ltd., a sawing and planing plant operating in the Saguenay-Lac-St-Jean region of Quebec. Prior to this transaction, Cascades had a 50% holding in the company. Its initial investment dates back to March 1996.

According to Eric Laflamme, President and COO, North America, Cascades Boxboard Group, "This sawmill is using state of the art technology and has a workforce of 160 employees. Additionally, with an annual wood processing capacity of 400 000 cubic meters, it provides a regular supply of wood chips to our pulp and boxboard facilities in Jonquiere."



CASCADES INC. IS A LEADER IN THE MANUFACTURING OF PACKAGING PRODUCTS, TISSUE PAPER AND SPECIALIZED FINE PAPERS. INTERNATIONALLY, CASCADES EMPLOYS NEARLY 14,000 PEOPLE AND OPERATES CLOSE TO 150 MODERN AND VERSATILE OPERATING UNITS LOCATED IN CANADA, THE UNITED STATES, FRANCE, ENGLAND, GERMANY AND SWEDEN. CASCADES RECYCLES MORE THAN TWO MILLION TONS OF PAPER AND BOARD ANNUALLY, SUPPLYING THE MAJORITY OF ITS FIBRE REQUIREMENTS. LEADING EDGE DE-INKING TECHNOLOGY, SUSTAINED RESEARCH AND DEVELOPMENT, AND 39 YEARS OF EXPERIENCE IN RECYCLING ARE ALL DISTINCTIVE STRENGTHS THAT ENABLE CASCADES TO MANUFACTURE INNOVATIVE VALUE-ADDED PRODUCTS. CASCADES' COMMON SHARES ARE TRADED ON THE TORONTO STOCK EXCHANGE UNDER THE TICKER SYMBOL CAS.

                                      -30-

INFORMATION:                              SOURCE:

Mr. Stephane Mailhot                      Mr. Eric Laflamme
Director, Corporate Communications        President and Chief Operating Officer,
(819) 363-5161                            North-America,
stephane_mailhot@cascades.com             Cascades Boxboard Group Inc.
                                          eric_laflamme@cascades.com
Mr. Marc Jasmin
Director, Investor Relations
(514) 282-2681
marc_jasmin@cascades.com